April 15, 2008

Ms. Jill Davis

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.

20549-7010

Re:

Rimfire Minerals Corporation (the “Corporation”)

Form 20-F for Fiscal Year Ended January 31, 2007

Filed May 11, 2007

File No. 000-31100

Dear Ms. Davis:

This letter is in response to comments made by the Staff of the Division of Corporation Finance (the “Staff”) as set forth in your letter to the Corporation dated March 20, 2008. For your convenience, the Staff’s comments are included below and the Corporation’s responses are numbered accordingly.  Further thereto, the Corporation has included all relevant amendments to its Form 20-F in Amendment No. 1 to Form 20-F (hereinafter “Form 20-F/A-1”), a draft black-lined version of which is submitted herewith via EDGAR. Once the Staff has completed its review, the Corporation will file a final HTML version of the Form 20-F/A-1 on EDGAR. The Corporation’s responses are as follows:

Staff Comment No. 1

Item 11: Quantitative and Qualitative Disclosure about Market Risk

In your response to our prior comment number four, we note that your proposed disclosure does not include summarized market risk information for the preceding fiscal year. Please expand your disclosure to include summarized market risk information for the preceding fiscal year. Refer to Item 11(a)(3) of Form 20-F.

Suite 700 - 700 West Pender St., Vancouver, BC, Canada V6C 1G8

Tel: 604.669.6660 | Fax: 604.669.0898 | info@rimfire.bc.ca | www.rimfireminerals.com

Jill Davis

Securities and Exchange Commission

April 15, 2008

The Corporation’s Response to Staff Comment No. 1

Disclosure under Item 11 refers to market risk relating to interest rate or foreign exchange rates of debt instruments, forwards, futures or options and other derivative instruments. Upon detailed consideration of Item 11 and the instructions thereto and after consultation with our legal counsel, we respectfully submit that the disclosure required by this item is inappropriate for the Corporation. Therefore the following amended disclosure will replace the previous risk information on page 74 of Form 20-F/A-1.

The Corporation does not hold any long-term debt, has not entered into any hedging transactions nor does it issue or hold any market risk sensitive instruments. The Corporation does not deem foreign exchange or interest rate risk to be a material risk to the Corporation.

Staff Comment No. 2

Statement of Cash Flows

We note your response to our prior comment number 11 where you confirm that operating cash inflows and outflows are presented on a gross basis, Accordingly, please clarify the titles in your statement of cash flows to provide a better indication of the nature of the flow. For example, your statement of cash flows contains an item for "joint venture project deposits," without indication as to whether the amount was paid or received. Refer to the classes of operating cash receipts and payments in Section 1540.16 and Illustrative Example I of the CICA Accounting Handbook, as well as paragraph 27 and Appendix C of FAS 95. These examples illustrate, under the direct method, the nature of the cash flow when such flow is not otherwise readily apparent.

The Corporation’s Response to Staff Comment No. 2

Please note that the Corporation has made the following revisions on page 85 of Form 20-F/A-1: The line item “joint venture projects deposits”, which represents cash inflows as prepayments for future exploration projects where the Corporation is the operator for the project or cash outflows as the exploration is completed, has been changed to “Increase (decrease) in exploration funding deposits”.

The same line item in the balance sheet liabilities section on page 84 of Form 20-F/A-1 has been changed to “Exploration funding deposits” to ensure that readers of the statements will understand that the cash flows are related to these prepayments.

Jill Davis

Securities and Exchange Commission

April 15, 2008

Staff Comment No. 3

In your response to our prior comment number 12, we note you have determined there are no material differences between your statement of cash flows and one prepared in accordance with US GAAP. We also note in your response to our prior comment number 11 you assert that your statement of cash flows is prepared under the direct method of presenting operating cash flows. Please note that US GAAP requires the separate presentation of a reconciliation of net income to net cash flow from operating activities for business enterprises that present operating cash flows under the direct method. Refer to paragraph 30 of FAS 95. Please expand your disclosure to include such reconciliation pursuant to Item 17(c)(2)(iii) of Form 20-F.

The Corporation’s Response to Staff Comment No. 3

Please note that Note 12 on page 110 of Form 20-F/A-1contains the following reconciliation of net income to net cash flow from operating activities. Since paragraph 27 of FAS 95 states that “In reporting cash flows from operating activities, enterprises are encouraged to report major classes of gross cash receipts and gross cash payments and their arithmetic sum—the net cash flow from operating activities (the direct method).”, the Corporation took the position that there were no material differences between the statement of cash flows and one prepared according to U.S. GAAP. Upon consideration of paragraph 30 of FAS 95, we concur with the staff comment and prepared the US GAAP reconciliation accordingly.

Jill Davis

Securities and Exchange Commission

April 15, 2008

Consolidated Statements of Cash Flows

	2007	2006	2005

Net loss	$ (2,772,497)	$ (1,823,606)	$(1,495,680)
Adjustments to reconcile net loss to net cash used by operating activities
Depreciation	53,920	33,980	17,344
Foreign exchange losses	7,519	8,196	4,713
Reclamation obligations	33,418	-	35,363
Share-based compensation	1,040,212	206,689	292,149
Non-cash option proceeds	(23,500)	(13,500)	(63,500)
Gain (loss) on sale of marketable securities	(182,882)	49,264	(35,819)
Future Income Tax Recovery	-	(182,500)	-
Increase in accounts receivable	(295,972)	129,091	(101,633)
Increase in prepaid expenses	(19,532)	(9,307)	8,078
Increase in accrued expenses	218,856	(30,796)	75,189
Increase in exploration funding deposits	506,821	(97,806)	97,806
Increase in reclamation deposits	(37,330)	15,700	(24,200)
Total adjustments	1,301,530	109,011	305,490

Net cash used for operating activities	(1,470,967)	(1,714,595)	(1,190,190)

Staff Comment No. 4

Mineral Property Interests

We note in your response to our prior comment number 13 you assert that EITF 04-2 requires "that acquisition and development costs will only be capitalized once an economically viable resource has been identified on the property." Please note that paragraph 9 of EITF 04-2 does not contemplate the identification of an economically viable resource on the property as a criterion for recognition of the acquisition cost as a tangible asset. For US GAAP purposes, mineral rights, as defined in EITF 04-2, are recognized as tangible assets. We also note, for Canadian GAAP purposes, that "Mining properties" are defined in CICA Section 3061.06 as "items of property, plant and equipment represented by the capitalized costs of acquired mineral rights and the costs associated with exploration for and development of mineral reserves." Based on the guidance we have cited, we believe that your mineral interests represent a right to explore, extract and retain at least a portion of the benefits from mineral deposits and therefore, should be capitalized for both Canadian and US GAAP purposes. As such, please contact us at your convenience to further discuss this issue.

Jill Davis

Securities and Exchange Commission

April 15, 2008

The Corporation’s Response to Staff Comment No. 4

We respectfully submit that while mineral property rights may represent a tangible asset, the Corporation has received significant previous correspondence from the Staff, asserting that we must expense the exploration costs to conform to US GAAP. The following paragraphs are excerpts from the correspondence which followed the Corporation’s initial Form 20-F registration statement submission. The attached PDF files are scans of the actual documents:

April 13, 2001 Staff Comment 108

Mineral Property Acquisition Costs

We note that not all of the mineral property capitalized cost has been fully written off for US GAAP purposes. We assume this amount represents capitalized acquisition costs. Acquisition costs, other than exploration licenses and limited permits that should be expensed as incurred, should continue to be evaluated under SF AS 121 for impairment. Confirm that this amount represents acquisition costs and tell us how you determined that these acquisition costs were not impaired under SFAS 121 at each balance sheet date for US GAAP purposes. Note that the impairment charge is based on discounted cash flows for US GAAP. See the criteria in paragraphs 4 through 6 of SFAS 121. We may have further comments.

July 30, 2001 Corporation Response

We confirm that the difference between the capitalized costs of mineral property interests in accordance with US and Canadian GAAP represents the net acquisition costs of the mineral property interests. Please note that Note 9 has been changed for errors made in the calculation of exploration and acquisition costs which were identified when reviewing your comment number 109 (see below).

The company reviews all asset values, including the acquisition costs of mineral property interests, for impairment in their recorded values, using net realizable values (when determinable) or potential net future cash flows. The company's mineral property interests are in the grass roots exploration stage and have neither probable nor proven reserves. It therefore evaluates impairment of carrying values of these assets by using its best estimate of undiscounted future cash flows from the potential mineralization of the mineral property interests.

We understand this procedure to be in compliance with the criteria defined in paragraphs 4 to 6 of SFAS 121. Please note that paragraph 6 of SFAS 121 refers to undiscounted future cash flows.

Jill Davis

Securities and Exchange Commission

April 15, 2008

September 25, 2001 Staff Comment 15

Mineral Property Acquisition Costs

We have considered your response to Comment 108 but we disagree with your application of SFAS 121 to the situation. We do not agree that "potential mineralization of the mineral property interests" represents an asset from which future cash flows can be estimated. Therefore, since you have no commercially mineable body of ore or mineral reserves, you should revise Note 9 - Canadian and US GAAP Differences to reflect the write-off of the capitalized mineral property interests acquisition costs as impaired under US GAAP.

September 25, 2001 Staff Comment 16

Interim Period April 30, 2001, AcG-11 Enterprises in the Development Stage

We note your policy of deferring all expenses relating to the exploration and development of mineral properties under Canadian GAAP. We understand that Accounting Guidelines AcG-11 - Enterprises in the Development Stage, which was effective for fiscal periods beginning after April 1,2000, has removed the exemption for research and development costs for enterprises in the development stage resulting in accounting for these costs in the same way an enterprise in the operating stage does. Based on this pronouncement, the deferred mineral property costs on the balance sheet for the fiscal period ended April 30,2001 should be written down or written-off and treated as a change in accounting policy. In this regard the adjustment to the financial statements should be reflected as an adjustment to the opening balance of retained earnings for the period in which the change is adopted. See paragraphs 36 - 38 for the transition provisions in AcG-l1.

November 28, 2001 Corporation Response

Comment 15

Note 9 to the Corporation's audited financial statements for the period ending January 31, 2001 has been revised to reflect Canadian and US GAAP differences with respect to write-offs related to mineral property acquisition costs. Please refer to Note 9 in the financial statements included with the blacklined version of the amended registration statement.

Comment 16

We respectfully disagree with your interpretation of the application of Accounting Guideline 11 Enterprises in the Development Stage in accounting for acquisition and exploration costs of mineral properties under Canadian GAAP.

There is explicit guidance in the Handbook of the Canadian Institute of Chartered Accountants on when it would be appropriate to use an Accounting Guideline in defining Canadian GAAP. Sections 1000.59 and 60 of the Accounting Handbook define Canadian generally accepted accounting principles as the Accounting Recommendations in the Handbook. Furthermore, these sections indicate that when a matter is not covered by a

Jill Davis

Securities and Exchange Commission

April 15, 2008

Recommendation in the Handbook, other accounting principles that are consistent with the Recommendations and have been developed through th exercise of professional judgment shall apply. Section 1000.60 also defines the "hierarchy" used in determining appropriate Canadian generally accepted accounting principles, clearly indicating that Accounting Guidelines are intended to provide interpretations of and assistance in implementing the Recommendations in the Accounting Handbook.

Using the guidance included in Sections 1000.59 and 60, the following process determines the Canadian GAAP to be used in accounting for acquisition and exploration costs of mineral properties:

1.

Section 3061.06 of the Handbook clearly includes mineral or mining properties within the definition of Property, Plant and Equipment. These assets are therefore subject to the recommendations of Section 3061 (Property, Plant and Equipment) of the Accounting Handbook for the recording and disclosure of their acquisition and exploration costs.

2.

Section 3061.16 requires mineral properties to be recorded at cost and Section 3061.21 identifies the items to be included in determining this cost.

3.

Section 3061.38 requires mineral properties to be written down if carrying values exceed estimated net realizable values. Sections 3061.41 to .47 provide guidance for the determination of net realizable value.

4.

Paragraph 9 of Accounting Guideline 11 clearly indicates that costs incurred for Property, Plant and Equipment are accounted for in accordance with Section 3061.

5.

Paragraphs 15 to 20 of the Guideline provide further guidance, not recommendations, for determining impairment of carrying values.

December 14, 2001 Staff Comment 4

Mineral Property Interests Acquisition Costs

We note the revision to the US GAAP footnote disclosure in which mineral property acquisition costs are now written-off for US GAAP purposes, however the first quarter ended April 30, 2001 interim financial statements do not reflect this change. In future filings of interim financial statements on Form 6~K (quarter and six months ended July 31, 2001), revise the US GAAP reconciliation footnote to write-off mineral property acquisition costs as you have done for the year ended January 31, 2001.

Jill Davis

Securities and Exchange Commission

April 15, 2008

December 14, 2001 Staff Comment 5

Mineral Property Interests AcG-11 Issues

We note your response to our Comment No. 16. It is our understanding that there are differing views of how AcG-11 should be applied with respect to the deferral of exploration costs and that the accounting profession is currently evaluating this issue to determine the appropriate interpretation of AcG 11 and CICA Handbook section 3061. It appears that you need to amend your MD&A and footnote disclosure to address this diversity of practice and continuing debate within the Canadian accounting profession. Refer to SAB Topic 1: M. Please call me so that we can discuss this further before you respond in writing.

December 14, 2001 Staff Comment 6

Mineral Property Interests AcG-11 Issues

We note that AcG 11 also provides guidance on measuring impairment of pre-operating costs which have been deferred. Notwithstanding the differing views of how AcG 11 should be applied to the deferral of exploration costs, the guidance on measuring impairment is considered applicable to you. Tell us, and disclose under your asset descriptions in the earlier part of the document, how you have assessed any potential impairment. Describe the information you have used to assist you. See paragraph 19 of AcG 11.

March 22, 2002 Corporation Response

Comment 4

All interim financial statements filed in the future with the SEC will include a US GAAP reconciliation note writing off property acquisition costs. The April 30, 2001 financial statements have been amended accordingly and were previously resubmitted to the SEC.

Comment 5

By way of the Corporation’s Canadian auditor, we offer the following response:

We have reviewed your comments on the interpretation of Section 3061 ("3061") and Accounting Guideline No 11 ("AcG 11") of the CICA Handbook in accounting for mineral property acquisition and exploration costs. We have also reviewed the suggestions for financial statement disclosure relating to the issue of the application of 3061 and AcG 11 provided by you. In addition, we have analyzed the Draft Abstract of Issue Discussed on Accounting for Mining Enterprises for Exploration Costs ("D 16") issued for comment by the Emerging Issues Committee of the CICA on January 8, 2002.

We believe that D16 clearly describes the generally accepted Canadian accounting principles for mineral property acquisition and exploration costs, the relationship of 3061 and AcG 11 and the issues of diversity and continuing debate in Canada around these principles. We also believe that D16 defines the application of Canadian GAAP for

Jill Davis

Securities and Exchange Commission

April 15, 2008

accounting for mineral property costs until it is modified or withdrawn. We have compared the accounting principles for mineral property costs used by the Corporation with D16 and found them to be in compliance in all respects with the direction provided by that document. The Corporation considers mineral property costs to have the characteristics of Property, Plant and Equipment, in accordance with paragraphs 3061.05 and 3061.06. These costs can therefore be capitalized without consideration of paragraphs 15 to 18 of AcG 11, pursuant to paragraph 3061.21. Also, on the basis of D 16, we do not believe that it is necessary to include your suggested disclosure in either the financial statements of the Corporation or in Management's Discussion and Analysis.

Comment 6

Again, by way of the Corporation’s Canadian auditor, we offer the following response:

As indicated in the discussion in D16, potential impairment of mineral property costs is measured using the conditions described in paragraphs 3061.42 and 3061.43, supplemented by the comments in paragraphs 15 to 19 of AcG 11. Accordingly, the methodology used by the Corporation for the determination of impairment of mineral property costs is:

•

The management of the Corporation evaluates the status of its mineral properties at the end of each quarter, based on their professional evaluation of geological and other information obtained on the properties during that quarter. In conducting this evaluation, management generally applies the criteria defined in paragraphs 15 and 16 of AcG 11.

•

If exploration of a property has reached a stage when geological mineral reserves on the property can be defined, this information is used in the evaluation. If the property is not yet at this stage, management's best estimate of potential mineralization is used.

•

If there has been no activity on a property during a quarter, the reasons for the lack of activity are included in the evaluation.

•

In any event, if there has been no activity on a property for 10 to 12 successive quarters, a property is considered to be impaired and written down unless management has conclusive evidence to the contrary.

Jill Davis

Securities and Exchange Commission

April 15, 2008

April 16, 2002 Staff Comment 1

Mineral Property Interests Acquisition Costs, prior Accounting Comments 5 & 6

The Emerging Issues Committee of the CICA has reached a consensus that a mining enterprise in the development stage, which has initially capitalized exploration costs but has not established mineral reserves objectively and therefore does not have a basis for preparing a projection of the estimated net cash flow from the property, is not obliged to conclude that the capitalized costs have been impaired. However, such an enterprise should consider the conditions set out in AcG-11.15-.18, in addition to the conditions in CICA 3061.42 in determining whether a subsequent write-down of capitalized exploration costs related to mining properties is required. The Committee noted that the existence of uncertainties with respect to capitalized exploration costs may require disclosure under CICA 1508. However, note disclosure of contingencies or measurement uncertainties should not be used as a substitute for proper accounting treatment.

April 16, 2002 Staff Comment 2

We acknowledge your response to our previous Comment No.6 and have the following comment to that response. Disclose each of the information sources listed in AcG 11.19 (a) through (d) that you relied on in determining during fiscal 2001 that no write-down of the capitalized costs for certain properties was required or in determining the amount of the write-down taken. We note in Statement of Mineral Property Expenditures that the fiscal 2001 write-off was limited to only the "Other Properties" category. If you relied on what is referred to in AcG 11.19(d) as "other sources," disclose each of those sources and detail how each is viewed by you as providing objective corroboration of the assumptions used in your projection. Describe any cases where your deferred development and pre-operating costs relate to a new technology or product and what existing technology or product that you considered most similar to the one under your development in preparing your projection.

June 12, 2002 Corporation Response

The Company has reviewed the Staff’s comments on accounting for its exploration costs under Canadian generally accepted accounting principles. The Company does not agree with the Staff's interpretation of Canadian GAAP, which it believes is contrary to the intention of the Accounting Standards Board of the Canadian Institute of Chartered Accountants, as represented by Section 3061 and Accounting Guideline 11 of the CICA Handbook. However, the Company has determined that it is not in the best interests of its shareholders to continue these discussions as excessive amounts of the Company's limited resources are being spent on consideration of accounting matters rather than on exploration of the Company's mineral property interests. The Company will therefore retroactively write off all acquisition and exploration costs of its mineral property interests and will accordingly amend all its prior filings with the Commission.

Jill Davis

Securities and Exchange Commission

April 15, 2008

In light of the foregoing, we hope you will appreciate our sense of frustration on this issue, as in all cases the Staff’s advice at the time of filing our original Form 20-F was that it would not be acceptable for our mineral property interests to be shown as an asset on the balance sheet. The Corporation made a decision to conserve financial resources by agreeing to the Staff’s requested changes. That final response was accompanied by Form 20-F/A5 in which all mineral properties were written down to zero value in the balance sheet.

The convergence of Canadian GAAP to International Financial Reporting Standards (“IFRS”) will begin to affect the Corporation’s financial statements for fiscal years ending after December 31, 2008. IFRS specifically states that an asset should be recognized when it is probable that future economic benefits will flow to the entity. Exploration expenditures are made in the hope (rather than the expectation) that there will be future economic benefits. Success rates tend to be low except in conjunction with an operating mine or in geographic areas with a proven record of returns on exploration expenditures. None of the Corporation’s mineral property interests fit either of these two circumstances.

Evaluation expenditures, made after geological confirmation of a deposit, to determine the technical feasibility and economic viability involved in developing a resource are more likely to be an asset since the probability of future economic benefits is greater. The factors which would result in asset recognition at this stage would be considered on a cash-generating-unit (“CGU”) basis for each mineral property interest. The CGU appropriate for the Corporation’s mineral exploration and evaluation activities is expected to be at the project level. The Corporation’s current accounting policy recognizes this difference by stating that “When the existence of a mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property.” At present, none of the Corporation’s mineral property interests are at the evaluation stage.

It is believed that introduction of IFRS accounting standards will result in continued application of the Corporation’s accounting policy whereby mineral property acquisition and exploration expenditures are expensed until a determination is made that a reserve has been identified on the property. The SEC has indicated that financial statements presented in accordance with IFRS will not require reconciliation to US GAAP. It is the Corporation’s intention to pursue early adoption of IFRS. Therefore the change requested by your comment No. 4 will result in a short period with non-comparable financial statements. The Corporation does not believe this is in the best interests of providing relevant shareholder information.

Jill Davis

Securities and Exchange Commission

April 15, 2008

Staff Comment No. 5

We also note that you included "development costs" in your response to our prior comment number 13. Please note that EITF 04-2 does not contemplate nor does it define development costs. Please confirm, if true, that you have not yet incurred development costs for any of your properties. If you have incurred development costs, please explain to us how you have accounted for those costs for both Canadian GAAP and US GAAP purposes.

The Corporation’s Response to Staff Comment No. 5

We respectfully submit that the common usage in Canadian mineral property agreements is to refer to “exploration and development costs.” There is no distinction between the costs incurred except for the matter of timing, where development costs are generally assumed to occur after a reserve has been identified. We note that EITF 04-2 does not contemplate or define development costs. We confirm that no development costs have been incurred to date for any of the Corporation’s properties.

Staff Comment No. 6

Foreign Currency Translation

We note your response to our prior comment number 14 in which you have determined your response is dependent upon the resolution of the proceeding comment. Please reconsider your accounting for foreign currency translation adjustments after' you revisit the prior comment and assess the impact of foreign currency denominated mineral rights thereon. If you determine that foreign currency translation adjustments and cumulative translation adjustments for foreign currency denominated assets are necessary, please indicate whether this will result in a reconciling difference between US GAAP and Canadian GAAP to be reported pursuant to Item 17 of Form 20-F.

The Corporation’s Response to Staff Comment No. 6

Please see the Corporation’s response to Staff Comment No. 4 above. We respectfully submit that acquisition costs should not be capitalized; therefore, foreign currency translation adjustments and cumulative translation adjustments for foreign currency denominated assets do not apply. Consequently, the Corporation has not accounted for and disclosed the effect of such adjustments in its Form 20-F/A-1.

Yours truly,

RIMFIRE MINERALS CORPORATION

“Jason S. Weber”

Jason S. Weber, P.Geo

President and CEO